UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RASER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0638510
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

5152 North Edgewood Drive, Suite 375, Provo, Utah	84604
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.01 par value	NYSE Arca

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A is being filed in order to amend the registrant’s registration statement on Form 8-A to reflect the June 12, 2007 reincorporation of Raser Technologies, Inc. from Utah to Delaware (the “Reincorporation”). On June 12, 2007, pursuant to an Agreement and Plan of Merger, dated April 17, 2007 (the “Merger Agreement”), between Raser Technologies, Inc., a Utah corporation (“Raser Utah”) and Raser Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of Raser Utah (the “Company”), Raser Utah merged with and into the Company with the Company surviving the merger. The Board of Directors and shareholders of Raser Utah approved the Reincorporation and the Merger Agreement at the annual shareholders meeting of Raser Utah held on June 1, 2007.

Pursuant to the terms of the Merger Agreement, (i) Raser Utah merged with and into the Company, with the Company being the surviving corporation; (ii) the Company succeeded to the ownership of all of Raser Utah’s assets, has the rights, powers and privileges and assumed all of the obligations of Raser Utah; (iii) Raser Utah’s existing Board of Directors and officers became the Board of Directors and officers of the Company; (iv) the certificate of incorporation and bylaws of the Company govern the surviving corporation; and (v) the Company uses the same business, principal executive offices and principal facilities as previously used by Raser Utah.

As a result of the Reincorporation, (i) each outstanding share of Raser Utah’s common stock was automatically converted into one share of the Company’s common stock and (ii) all options and other rights to acquire Raser Utah’s common stock outstanding immediately before the Reincorporation were also automatically converted into options and rights to acquire the same number of shares of the Company’s common stock, with the same terms and conditions. Upon the Reincorporation, each outstanding certificate representing shares of Raser Utah’s common stock was deemed, without any action by the shareholder, to represent the same number of shares of the Company’s common stock. Shareholders did not need to exchange their stock certificates as a result of the Reincorporation.

In accordance with Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the Exchange Act), the shares of common stock of the Company were deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934 and the shares of common stock of the Company continued to be listed on the NYSE Arca under the symbol (RZ).

Prior to June 12, 2007, Raser Utah corporate affairs were governed by the corporate law of Utah. The rights of Raser Utah shareholders were subject to its articles of incorporation and its bylaws. As a result of the Reincorporation, holders of Raser Utah common stock are now holders of the Company’s common stock, and their rights as holders are governed by the General Corporation Law of Delaware and the certificate of incorporation and bylaws of the Company.

In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 1, 2005 is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered.

The Company’s authorized capital stock consists of 250,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

As of December 31, 2007, there were 55,923,705 outstanding shares of the Company’s common stock. Holders of the Company’s common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate votes for the election of directors. Common stockholders have the right to receive dividends when, as, and if declared by the Board of Directors from funds legally available therefor. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The common stock is not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of the Company’s common stock are fully paid and non-assessable.

Anti-Takeover Effects of Certain Provision of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of the Company’s certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board

The Company’s certificate of incorporation provides that the Company’s Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the Company’s Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Company’s board. The Company’s certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but the Company’s certificate of incorporation provides that the Company’s Board of Directors must consist of not less than three nor more than nine directors.

Removal of Directors; Vacancies

Under the Delaware General Corporation Law (“DGCL”), directors serving on a classified board may be removed by the stockholders only for cause. In addition, the Company’s certificate of incorporation and bylaws also provide that any vacancies on the Company’s Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

Preferred Stock

As of December 31, 2007, there were no preferred shares issued or outstanding. The shares of preferred stock have such rights and preferences as the Company’s Board of Directors shall determine, from time to time. The Company’s common stock is subject to the express terms of the Company’s preferred stock and any series thereof. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the Company’s outstanding common stock. The Board of Directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of the Company’s common stock.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder without the prior approval of the Company’s Board of Directors or the subsequent approval of the Company’s Board of Directors and the Company’s stockholders. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions may prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.

Transfer Agent and Registrar

Interwest Transfer Company, Inc. is the transfer agent and registrar for the Company’s common stock.

Listing

The Company’s common stock is listed on the NYSE Arca exchange under the symbol “RZ.”

The foregoing description of the Company’s common stock does not purport to be complete and is qualified in its entirety by reference to the Company’s certificate of incorporation and bylaws, copies of which are filed as exhibits to the Company’s current report on Form 8-K filed June 18, 2007 and are hereby incorporated herein by reference.

Item 2. Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

3.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed June 18, 2007)

3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s current report on Form 8-K filed June 18, 2007)

4.1	Form of Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company’s annual report on Form 10-K for the year ended December 31, 2007)

4.2	Registration Rights Agreement, dated as of July 22, 2004, among the Company and the Purchasers (as defined therein) (incorporated by reference to Exhibit 10.6 to the Company’s current report on Form 8-K filed July 28, 2004)

4.3	Form of Warrant to Purchase Shares of the Company’s Common Stock (incorporated by reference to Exhibit 10.7 to the Company’s current report on Form 8-K filed July 28, 2004

4.4	Registration Rights Agreement, dated as of March 30, 2007 (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed April 5, 2007)

4.5	Common Stock Purchase Warrant, dated January 16, 2008 (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed January 23, 2008)

4.6	Registration Rights Agreement, dated as of January 16, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed January 23, 2008)

4.7	Indenture, dated as of March 26, 2008, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed March 27, 2008)

4.8	Registration Rights Agreement, dated March 26, 2008, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s current report on Form 8-K filed March 27, 2008)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: May 15, 2008

Raser Technologies, Inc.

By:	/s/ RICHARD D. CLAYTON
Richard D. Clayton General Counsel and Secretary